FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi approved in Japan for the treatment of extensive-stage small cell lung cancer

21 August 2020 07:00 BST

Imfinzi approved in Japan for the treatment of
extensive-stage small cell lung cancer

Only PD-1/PD-L1 immunotherapy to demonstrate both a significant survival benefit and improved response rate in combination with a choice of chemotherapies

AstraZeneca's Imfinzi (durvalumab) has been approved in Japan for the treatment of patients with extensive-stage small cell lung cancer (ES-SCLC), in combination with etoposide plus a choice of platinum chemotherapy (either carboplatin or cisplatin). SCLC is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly, despite initial response to chemotherapy.1,2

The approval by the Japanese Ministry of Health, Labour and Welfare was based on positive results from the Phase III CASPIAN trial, showing Imfinzi plus chemotherapy demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) versus chemotherapy alone. These results were published in The Lancet in 2019.3

Makoto Nishio MD, PhD, Director, Thoracic Medical Oncology, The Cancer Institute Hospital of the Japanese Foundation for Cancer Research, Tokyo, Japan and an investigator in the Phase III CASPIAN trial, said: "Patients with extensive-stage small cell lung cancer in Japan are in urgent need of new options that can provide long-term tumour control and sustained improvements in overall survival. This approval of Imfinzi provides Japanese patients with a new, effective and well-tolerated 1st-line treatment option for this disease, and for the first time physicians have the opportunity to combine immunotherapy with cisplatin for these patients."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This approval of Imfinzi provides an important new immunotherapy option in Japan for patients with extensive-stage small cell lung cancer. These patients have an especially poor prognosis, with only two per cent surviving beyond five years. Imfinzi, in combination with chemotherapy, delivers a sustained survival benefit and prolonged treatment response with a convenient dosing regimen given every four weeks during maintenance."

The CASPIAN trial met the primary endpoint of OS for Imfinzi plus chemotherapy in June 2019, reducing the risk of death by 27% versus chemotherapy alone (based on a hazard ratio [HR] of 0.73; 95% confidence interval [CI] 0.59-0.91; p=0.0047), with median OS of 13.0 months versus 10.3 months for chemotherapy alone. Results also showed an increased confirmed objective response rate for Imfinzi plus chemotherapy (68% versus 58% for chemotherapy alone) and that Imfinzi added to chemotherapy delayed the time for disease symptoms to worsen.

An updated analysis recently showed sustained efficacy for Imfinzi plus chemotherapy after a median follow up of more than two years (OS HR: 0.75; 95% CI 0.62-0.91; nominal p=0.0032), with median OS of 12.9 months versus 10.5 months for chemotherapy alone. The safety and tolerability for Imfinzi plus chemotherapy were consistent with the known safety profile of these medicines. No patients tested positive for treatment-emergent anti-drug antibodies to Imfinzi.

The efficacy and safety results for Japanese patients in the CASPIAN trial were consistent with the overall trial population in a prespecified analysis. The CASPIAN trial used a fixed dose of Imfinzi (1,500mg), administered every three weeks for four cycles while in combination with chemotherapy and then every four weeks until disease progression.

Imfinzi, in combination with etoposide and either carboplatin or cisplatin, is also approved in the US and several other countries around the world for the treatment of ES-SCLC in the 1st-line setting and is currently under regulatory review in other countries. It was recently recommended for marketing authorisation in the EU for this indication.

As part of a broad development programme, Imfinzi is also being tested following concurrent chemoradiation therapy in patients with limited-stage SCLC in the Phase III ADRIATIC trial.

Small cell lung cancer
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one fifth of all cancer deaths.4 In Japan, nearly 119,000 people were diagnosed with lung cancer in 2018 and there were nearly 82,000 deaths from the disease.5 Lung cancer is broadly split into non-small cell lung cancer (NSCLC) and SCLC, with about 15% classified as SCLC.6 About two thirds of SCLC patients are diagnosed with ES-SCLC, in which the cancer has spread widely through the lung or to other parts of the body.7 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.7

CASPIAN
CASPIAN was a randomised, open-label, multi-centre, global Phase III trial in the 1st-line treatment of 805 patients with ES-SCLC. The trial compared Imfinzi in combination with etoposide and either carboplatin or cisplatin chemotherapy, or Imfinzi and chemotherapy with the addition of a second immunotherapy, tremelimumab, versus chemotherapy alone. In the experimental arms, patients were treated with four cycles of chemotherapy. In comparison, the control arm allowed up to six cycles of chemotherapy and optional prophylactic cranial irradiation. The trial was conducted in more than 200 centres across 23 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was OS in each of the two experimental arms. In June 2019, AstraZeneca announced the CASPIAN trial had met one primary endpoint of demonstrating OS for Imfinzi plus chemotherapy at a planned interim analysis. In March 2020, it was announced that the second experimental arm with tremelimumab did not meet its primary endpoint of OS.

Imfinzi
Imfinzi is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on results from    the Phase III PACIFIC trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and a small number of other countries.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combinations including with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer, ovarian cancer, endometrial cancer and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. AstraZeneca aims to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso (osimertinib) and its ongoing Phase III trials LAURA, NeoADAURA and FLAURA2.8-10

AstraZeneca is committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD, which are testing Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, is in development for the treatment of metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC, including trials in combination with other anticancer treatments. In addition, DS-1062, a trophoblast cell-surface antigen 2 (TROP2)-directed ADC, is in early development for the treatment of advanced NSCLC where TROP2 is overexpressed in the majority of tumours.11

An extensive Immuno-Oncology (IO) development programme focuses on lung cancer patients without a targetable genetic mutation, which represents up to three-quarters of all patients with lung cancer.12 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease, including potentially-curative settings (Phase III trials MERMAID-1, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline, including Enhertu.

AstraZeneca's approach to IO
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed July 2020.
2. Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? Journal of Oncology Practice, 2018:14;369-370.
3. Paz-Ares L, et al. Durvalumab plus platinum-etoposide versus platinum-etoposide in first-line treatment of extensive-stage small-cell lung cancer (CASPIAN): a randomised, controlled, open-label, phase 3 trial. The Lancet. 2019;394(10212):1929-1939.
4. World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed July 2020.
5. World Health Organization. International Agency for Research on Cancer. Japan Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/populations/392-japan-fact-sheets.pdf. Accessed July 2020.
6. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed July 2020.
7. Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/33776/view-all. Accessed July 2020.
8. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
9. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
10. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
11. Zaman S, et al. Targeting Trop-2 in solid tumors: future prospects. Onco Targets Ther. 2019; 12: 1781-1790.
12. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 August 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary